As filed with the Securities and Exchange Commission on December 10, 2025. Registration No. 333-291888

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

POST EFFECTIVE AMENDMENT NO. 1 TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

BANCO DO BRASIL S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

240 Greenwich Street New York, N.Y. 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________________

The Bank of New York Mellon

Legal Department

240 Greenwich Street

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
American Depositary Shares representing common shares of Banco do Brasil S.A.	300,000,000 American Depositary Shares	$5.00	$15,000,000	$2,071.50
(1)	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares or portion thereof.

EXPLANATORY NOTES

This Post-Effective Amendment No. 1 to Form F-6 Registration Statement has been signed by the registrant only, and is being filed pursuant to Rule 478(a)(3) under the Securities Act of 1933 solely to correct typographical errors on the Calculation of Registration Fee table on the face of the registration statement with respect to the amount to be registered column of the number of securities to be registered, to conform to the intended number of 300,000,000 American Depositary Shares to be registered. The Registration Statement on Form F-6 was previously signed for by Banco do Brasil S.A. and its authorized representative in the United States. The aggregate filing fee has previously been paid by the registrant for the number of securities initially registered.

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
Name and address of depositary	Introductory Article
Title of the depositary shares and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of depositary shares	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedure for collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The procedure for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of depositary shares to inspect the transfer books of the depositary and the list of holders of depositary shares	Article number 11
(ix) Restrictions upon the right to transfer or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 21 and 22

3. Fees and Charges	Article number 7 & 8

Item - 2. Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of November 10, 2009, among Banco do Brasil S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – Not applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously filed.
e.	Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4. Undertakings

(a)     The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the depositary shares, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)    If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of depositary shares thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 10, 2025.

Legal entity created by the agreement for the issuance of depositary shares representing common shares of Banco do Brasil S.A.

By:	The Bank of New York Mellon
As Depositary

	By:	/s/ Alan MacAlpine
	Name:	Alan MacAlpine
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, Banco do Brasil S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Brasilia, Brazil, on December 2, 2025.

Banco do Brasil S.A.

By:	/s/ Marco Geovanne Tobias da Silva *
Name:	Marco Geovanne Tobias da Silva
Title:	Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Fernanda dos Santos and Marco Geovanne Tobias da Silva, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 2, 2025.

/s/ Tarciana Paula Gomes Medeiros *	Chief Executive Officer and Member of the Board of Directors
Tarciana Paula Gomes Medeiros	(principal executive officer)

/s/ Marco Geovanne Tobias da Silva *	Chief Financial Officer
Marco Geovanne Tobias da Silva	(principal financial officer)

/s/ Pedro Henrique Duarte Oliveira *	Accounting Officer
Pedro Henrique Duarte Oliveira	(principal accounting officer)

/s/ Anelize Lenzi Ruas de Almeida *	Chairperson of the Board of Directors
Anelize Lenzi Ruas de Almeida

/s/ Elisa Vieira Leonel *	Vice-Chairperson of the Board of Directors
Elisa Vieira Leonel

/s/ Fernando Florêncio Campos *	Member of the Board of Directors
Fernando Florêncio Campos

/s/ Selma Cristina Alves Siqueira *	Member of the Board of Directors
Selma Cristina Alves Siqueira

/s/ Fábio Franco Barbosa Fernandes *	Member of the Board of Directors
Fábio Franco Barbosa Fernandes

* Previously signed on December 2.

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of the registrant has signed this registration statement in New York, New York on the 2nd day of December, 2025.

By: /s/ Fernanda dos Santos *
Name: Fernanda dos Santos
Title: Acting General Manager, Banco do Brasil S.A., New York Branch
* Previously signed on December 2.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1	Form of Deposit Agreement dated as of November 10, 2009 among Banco do Brasil S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

5	Certification under Rule 466.